UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C. 20549
                        	  SCHEDULE 13G


        	    UNDER THE SECURITIES EXCHANGE ACT OF 1934
	                   (AMENDMENT NO. _________)*


			      Triad Hospitals, Inc.
			        (Name of Issuer)


			 Commmon Stock, $0.01 par value
			 (Title of Class of Securities)


				   89579K109
				 (CUSIP Number)


				December 31, 2006
	     (Date of Event Which Requires Filing of this Statement)


		    Check the appropriate box to designate the
	   	   rule pursuant to which this Schedule is filed:
				[X]  Rule 13d-1(b)
				[  ]  Rule 13d-1(c)
				[  ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  89579K109    						13G

----------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Equinox Capital Management, LLC
----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
								   (a)
								   (b)  X
----------------------------------------------------------------------------
3  SEC USE ONLY
----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION			   	   Delaware
----------------------------------------------------------------------------
                     5.  Sole Voting Power         		   393,125

Number of          ---------------------------------------------------------
Shares               6.  Shared Voting Power:      		   0
Beneficially
Owned by           ----------------------------------------------------------
Each Reporting       7.  Sole Dispositive Power    		   0
Person With
                   ----------------------------------------------------------
                     8.  Shared Dispositive Power  		   2,382,148

-----------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
							   	   2,382,148
-----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
							 	   N/A
-----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		   3.2%
-----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*				   	   IA

CUSIP No.  89579K109    			13G

---------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Equinox Capital Management, Inc.
----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
								   (a)
								   (b)  X
----------------------------------------------------------------------------
3  SEC USE ONLY
----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION			   	   Delaware
----------------------------------------------------------------------------
                     5.  Sole Voting Power         		   393,125

Number of          ---------------------------------------------------------
Shares               6.  Shared Voting Power:      		   0
Beneficially
Owned by           ----------------------------------------------------------
Each Reporting       7.  Sole Dispositive Power    		   0
Person With
                   ----------------------------------------------------------
                     8.  Shared Dispositive Power  		   2,382,148

-----------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
							   	   2,382,148
-----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
							 	   N/A
-----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		   3.2%
-----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*					   CO

CUSIP No.  89579K109    			13G

----------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Ronald J. Ulrich
----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
								   (a)
								   (b)  X
----------------------------------------------------------------------------
3  SEC USE ONLY
----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION			   	   Delaware
----------------------------------------------------------------------------
                     5.  Sole Voting Power         		   393,125

Number of          ---------------------------------------------------------
Shares               6.  Shared Voting Power:      		   0
Beneficially
Owned by           ----------------------------------------------------------
Each Reporting       7.  Sole Dispositive Power    		   0
Person With
                   ----------------------------------------------------------
                     8.  Shared Dispositive Power  		   2,382,148

-----------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
							   	   2,382,148
-----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
							 	   N/A
-----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		   3.2%
-----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*				  	   IN

This statement on Schedule 13G is filed with respect to the Common Stock (as defined in Item 2(d) below) of Triad Hospitals, Inc., a Delaware corporation.


Item 1(a):	Name of Issuer:
		The name of the issuer is Triad Hospitals, Inc. (the "Company").

Item 1(b):	Address of Issuer's Principal Executive Offices:
		The Company's principal executive office is located at 5800 Tennyson Parkway, Plano, Texas 75024.

Item 2(a):	Name of Person Filing:
		This Schedule 13G (this "Schedule 13G") with respect to the Common Stock of the Company is filed by:

1.	Equinox Capital Management, LLC, a Delaware limited liability company
	("Equinox Capital"), which serves as a registered investment adviser to certain funds and managed accounts (collectively, the "Funds"), with respect to shares of Common Stock directly beneficially owned by the Funds (the "Shares");
2.	Equinox Capital Management, Inc., which serves as the managing member
	of Equinox Capital (the "Managing Member"), with respect to the Shares;
	and
3.	Ronald J. Ulrich ("Mr. Ulrich"), president of the Managing Member, with
	respect to the Shares.

Equinox Capital may be deemed to beneficially own the Shares by virtue of its position as investment adviser to the Funds. The Managing Member may be deemed to beneficially own the Shares by virtue of its position as managing member of Equinox Capital. Mr. Ulrich may be deemed to beneficially own the Shares by virtue of his position as a controlling person of the Managing Member. Mr. Ulrich also serves as a portfolio manager with Equinox Capital with respect to certain of the Shares. Equinox Capital, the Managing Member and Mr. Ulrich are hereinafter sometimes collectively referred to as the "Reporting Persons."
Any disclosures herein with respect to persons other than the Reporting
Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):	Address of Principal Business Office or, if None, Residence:
		The address of the principal business office of each of the Reporting Persons is

		590 Madison Avenue
		New York, New York 10022.

Item 2(c):	Citizenship:
		Equinox Capital and the Managing Member are organized under the laws of the State of Delaware. Mr. Ulrich is a United States citizen.

Item 2(d):	Title of Class of Securities:
		Common Stock, $0.01 par value ("Common Stock")

Item 2(e):	CUSIP Number:
		89579K109

Item 3:		If this statement is filed pursuant to Rules 13d-1(b)
		or13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Act,
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act,
	(c)	[ ] Insurance Company as defined in Section 3(a)(19) of the Act,
	(d)	[ ] Investment Company registered under Section 8 of the Investment
		    Company Act of 1940,
	(e)	[X] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
	(f)	[ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1
		    (b)(1)(ii)(F),
	(g)	[X] Parent Holding Company or control person in accordance with Rule
		    13d-1 (b)(1)(ii)(G),
	(h)	[ ] Savings Association as defined in Section 3(b) of the Federal
		    Deposit Insurance Act,
	(i)	[ ] Church Plan that is excluded from the definition of an
		    investment company under Section 3(c)(14) of the Investment
		    Company Act of 1940,
	(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership:

A.	Equinox Capital

(a) Amount beneficially owned as of the date which requires filing of this
    Schedule 13G: 2,382,148.  Equinox Capital shares beneficial ownership of the Shares with the various Funds.
(b) Percent of class: 3.2%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 88,020,293 shares of Common Stock issued and outstanding, as of October 31, 2006,as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.
(c) Number of shares as to which such person has:
	(i)	  Sole power to vote or direct the vote: 		393,125
	(ii)   Shared power to vote or direct the vote: 		-0-
	(iii)  Sole power to dispose or direct the disposition: 	-0-
	(iv)   Shared power to dispose or direct the disposition:	2,382,148


B.	The Managing Member

(a) Amount beneficially owned as of the date which requires filing of this
    Schedule 13G: 2,382,148
(b) Percent of class: 3.2%.
(c) Number of shares as to which such person has:
	(i)	  Sole power to vote or direct the vote: 		393,125
	(ii)   Shared power to vote or direct the vote: 		-0-
	(iii)  Sole power to dispose or direct the disposition: 	-0-
	(iv)   Shared power to dispose or direct the disposition:	2,382,148


C.	Mr. Ulrich

(a) Amount beneficially owned as of the date which requires filing of this
    Schedule 13G: 2,382,148
(b) Percent of class: 3.2%.
(c) Number of shares as to which such person has:
	(i)	  Sole power to vote or direct the vote: 		393,125
	(ii)   Shared power to vote or direct the vote: 		-0-
	(iii)  Sole power to dispose or direct the disposition: 	-0-
	(iv)   Shared power to dispose or direct the disposition:	2,382,148

Item 5:	Ownership of Five Percent or Less of a Class:

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

	Other than as set forth herein, the right to receive or the power to
	direct the receipt of dividends	from, or proceeds from the sale of,
	the securities reported in this Schedule 13G, is held by certain of the Funds, no one of which possesses such right with respect to five percent or more of the total outstanding Common Stock.

Item 7:	Identification and Classification of the Subsidiary Which Acquired
	the Security Being Reported on by the Parent Holding Company:

	Not applicable.

Item 8:	Identification and Classification of Members of the Group:

	Not applicable.

Item 9:	Notice of Dissolution of Group:

	Not applicable.

Item 10:	Certification:

	Each Reporting Person hereby makes the following certification:

	By signing below I certify that, to the best of my knowledge and belief,
	the securities referred to above were acquired and are held in the ordinary
	course of business and were not acquired and are not held for the purpose
	of or with the effect of changing or influencing the control of the issuer
	of the securities and were not acquired and are not held in connection with
	or as a participant in any transaction having that purpose or effect.

	SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	DATED:  February 1, 2007


					EQUINOX CAPITAL MANAGEMENT, LLC

					By:	Equinox Capital Management, Inc.,
						its Managing Member


						By:	/s/	Ronald J. Ulrich
						Name:	Ronald J. Ulrich
						Title:	President



						EQUINOX CAPITAL MANAGEMENT, INC.

						By:	/s/	Ronald J. Ulrich
						Name:	Ronald J. Ulrich
						Title:	President



						/s/	Ronald J. Ulrich
						Ronald J. Ulrich


	[SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO TRIAD HOSPITALS, INC.]